LIME ENERGY CO.
1280 Landmeier Road
Elk Grove Village, IL 60007
November 20, 2006
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Division of Corporation Finance

Re:	Lime Energy Co. Amendment No. 1 on Form S-1 to Registration Statement on Form S-3 File No. 333-138300 Application for Withdrawal
Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, Lime Energy Co. (the “Company”) hereby applies for withdrawal of the above referenced registration statement, which was originally filed October 30, 2006 but has not been declared effective. This amendment was meant to amend our pending registration statement (File No. 333-137236), but the file number was inadvertently omitted from the amended filing, thus File No. 333-138300 was assigned to the amendment. We will refile the amended registration statement with the correct file number. No securities have been sold in connections with this offering.
Please contact me if you require any further information.

Electric City Corp.
By:	/s/ Jeffrey Mistarz
Jeffrey Mistarz, Chief Financial Officer